 PROSPECTUS

                                           Filed Pursuant to Rule 424(b)4 on
                                           Registration Statement No. 333-43355.



                                 300,000 SHARES



                         SYLVAN LEARNING SYSTEMS, INC.


                                  COMMON STOCK

                                  ___________

     All of the shares of Common Stock of Sylvan Learning Systems, Inc. (the "Company") offered hereby will be sold by the Company upon exercise of options (the "Options") granted by the Company to those of its franchisees who operate Sylvan Testing Centers (the "Testing Franchisees") pursuant to the STC Stock Option Plan (the "Plan"). See "Description of STC Stock Option Plan." The Company will not receive any proceeds from the resale of the Common Stock by the Franchisees other than the aggregate exercise price payable upon exercise of the Options. The Common Stock is quoted on the Nasdaq National Market under the symbol "SLVN." On January 9, 1998 the last sale price for the Common Stock as reported on the Nasdaq Stock Market was $33.00 per share.

                                  ___________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                  ___________


                          PRICE TO PUBLIC                PROCEEDS TO COMPANY(3)
-------------------------------------------------------------------------------
Per Share (1)............      $ 30.70                           $ 30.70
Total (2)................   $6,478,470                           $6,478,470
================================================================================
(1) Equals the weighted average exercise price per share for all Options outstanding on the date of this Prospectus.
(2) Assuming the exercise price for all Options are paid in cash and assuming no other Options other than those outstanding on the date of this Prospectus are granted under the Plan.
(3) Before deducting expenses payable by the Company estimated at $23,000.

               The date of this Prospectus is January 12, 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission, including the reports and other information incorporated by reference into this Prospectus, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission or from the Commission's Internet web site at http:\\www.sec.gov. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company can be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, Washington, D.C. 20006. This Prospectus does not contain all the information set forth in the Registration Statement of which this Prospectus is a part and exhibits relating thereto which the Company has filed with the Commission. Copies of the information and exhibits are on file at the offices of the Commission and may be obtained, upon payment of the fees prescribed by the Commission, may be examined without charge at the offices of the Commission or through the Commission's Internet web site.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 0-22844) pursuant to the 1934 Act are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended by its Annual Report on Form 10-K/A (with Items 6, 7 and 8 thereof having been superseded by the information contained in the Company's Current Report on Form 8-K dated July 15, 1997), (ii) the Company's Current Report on Form 8-K and 8-K/A dated January 28, 1997, relating to the Company's acquisition of Wall Street Institute; (iii) the Company's Current Report on Form 8-K/A dated March 12, 1997, relating to the termination of the Company's Merger Agreement with National Education Corporation; (iv) the Company's Current Report on Form 8-K and 8-K/A dated April 17, 1997 and May 30, 1997, relating to the Company's acquisition of I-R, Inc. and Independent Child Study Teams, Inc. (collectively, "Educational Inroads"); (v) the Company's Current Report on Form 8-K dated July 15, 1997, restating certain historical financial information to reflect the acquisition of Educational Inroads; (vi) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997; June 30, 1997; and September 30, 1997; (vii) the description of Common Stock contained in Item 4 of the Company's Registration Statement on Form 8-A, filed with the Commission under the 1934 Act; and (viii) all other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of filing of the Registration Statement of which this Prospectus is a part and prior to the termination of the offering made hereby.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of any such person, a copy of any or all of the documents which have been incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to Sylvan Learning Systems, Inc., 1000 Lancaster Street, Baltimore, Maryland 21202, Attention: Chief Financial Officer, telephone: (410) 843-8000.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

     Sylvan Learning Systems, Inc. (the "Company" or "Sylvan") is a leading international private provider of educational and testing services. The Company delivers a broad array of supplemental and remedial educational services and computer-based testing through three principal divisions. The Core Educational Services division designs and delivers individualized tutorial services to school-age children and adults at 669 franchised and Company-owned Sylvan Learning Centers. Sylvan Prometric, the Company's testing services division, administers computer-based tests for major organizations, corporations, professional associations and governmental agencies through its worldwide network of Testing Centers. The Contract Educational Services division provides Sylvan's core educational services under federal and state funding programs to more than 12,000 students in 89 public schools and more than 38,000 students in 507 non-public schools (including Educational Inroads) and provides on-site educational and training services to employees of large corporations. Since 1994, the Company has substantially expanded its business through a combination of internal growth and acquisitions and has increased revenue and operating income from $68.7 million and $3.4 million, respectively, in 1994 to $181.9 million and $22.7 million, respectively, in 1996. Sylvan's 1996 systemwide revenues were approximately $310.3 million, consisting of $165.1 million from core educational services ($139.5 million from franchised Learning Centers and $25.6 million from Company-owned Learning Centers, product sales and franchise sales fees), $87.0 million from testing services and $58.2 million from contract educational services.

     Core Educational Services. The Company's Core Educational Services division provides supplemental instruction in reading, mathematics and reading readiness and features an extensive series of standardized diagnostic tests, individualized instruction, a student motivational system and continued involvement from both parents and the child's regular school teacher. As of September 30, 1997, the Company or its franchisees operated 669 Learning Centers in 49 states, five Canadian provinces, Hong Kong, South Korea and Guam, with 403 franchisees owning and operating 628 Sylvan Learning Centers and Sylvan owning and operating 41 Learning Centers.

     Sylvan Prometric Testing Services. As of September 30, 1997, Sylvan or its authorized representatives operated 1,908 Testing Centers, 1,207 of which were located in North America and the remainder in 97 foreign countries. The Company enters into contracts directly with various professional licensure, educational and information technology ("IT") businesses, organizations and agencies, under which Sylvan receives a fee based upon the number of tests given for those customers. Principal customers for the Company's testing services are Educational Testing Services ("ETS") and, in the IT industry, Microsoft Corp. and Novell, Inc.. IT customers sponsor worldwide certification programs for various professionals such as network administrators and engineers, service technicians and instructors. Sylvan has been designated as the exclusive commercial provider of computer-based tests administered by ETS (excluding the SAT and PSAT) and operates 47 testing centers in 33 countries to facilitate delivery of international testing for ETS. The Company also provides testing services for organizations responsible for licensing broker-dealers, pilots, aviation mechanics, computer professionals and medical laboratory technicians. Through the Company's December 1996 acquisition of Wall Street Institute International B.V. and its affiliates ("Wall Street"), Sylvan now provides live and computer-based English instruction and testing in Europe and Latin America through a network of more than 180 franchised and Company-owned centers.

     Contract Educational Services; PACE; Sylvan-at-Work; Caliber Learning Network, Inc. Sylvan provides educational services under federal and various state funding programs to students in 89 public and 507 non-public schools. Sylvan provides educational and training services to large corporations throughout the United States, including racial and gender workplace diversity training and skills improvement programs such as writing, advanced reading, listening and public speaking, through its wholly-owned subsidiary, The PACE Group ("PACE"), and the Company's Sylvan-at-Work program. In November 1996, Caliber Learning Network, Inc. was formed as a joint initiative of Sylvan and MCI Telecommunications Corporation to become a worldwide distribution network of professional education centers equipped with satellite-based video conferencing and computer network capabilities. Sylvan currently owns a 10 percent interest in Caliber Learning Network and has the option to acquire a majority interest in the future.

     The Company's principal executive offices are located at 1000 Lancaster Street, Baltimore, Maryland 21202, and its telephone number is (410) 843-8000.


                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Commmon Stock being offered hereby are estimated to be approximately $6,455,470, assuming (i) exercise of all of the Options for cash and (ii) other than the Options (as defined below) no other options are granted under the Plan. See "Description of Sylvan Technology Center Stock Option Plan." The Company will use the net proceeds from this offering for general corporate purposes, which may include the acquisition of complementary businesses. The Company intends to invest substantially all of the net proceeds from this offering in interest-bearing, investment-grade obligations pending application thereof in the manner described above. The Company will not receive proceeds from any resales of the Common Stock acquired by the Franchisees upon exercise of the Options.

                      DESCRIPTION OF STC STOCK OPTION PLAN

     The Company adopted the Sylvan Technology Center Stock Option Plan (the "Plan") in April 1997. Under the Plan, the Committee, comprised of the Company's Co-Chief Executive Officers, R. Christopher Hoehn-Saric and Douglas L. Becker, is authorized to grant options to purchase shares of Common Stock to any Sylvan Learning Center franchisee who operates one or more Sylvan Technology Centers (collectively, the "Franchisees") as compensation for services rendered or contributions made to the Company. There are an aggregate of 300,000 shares reserved for issuance upon exercise of options granted under the Plan. Options to purchase an aggregate of 177,000 shares of Common Stock were granted to an aggregate of 177 Franchisees on April 15, 1997 (the "April Options"); options to purchase an aggregate of 6,000 shares of Common Stock were granted to 6 Franchisees on July 1, 1997 (the "July Options"); options to purchase an aggregate of 6,000 shares of Common Stock were granted to 6 Franchisees on October 1, 1997 (the "October Options"); and options to purchase an aggregate of 22,000 shares of Common Stock were granted to 22 Franchisees on December 31, 1997 (the "December Options" and, together with the April Options, July Options and October Options, the "Options").

     The exercise prices of the Options are: $29.13 per share for the April Options; $33.53 per share for the July Options; and $43.88 per share for the October Options; and $39.00 per share for the December Options. The April Options, July Options and October Options vest ratably beginning on January 1, 1998 and each of the successive anniversaries thereof, and the December Options will vest ratably beginning on January 1, 1999 and each of the successive anniversaries thereof; provided, however, that the Options will vest on the specified vesting dates only if the Franchisee continues to operate one or more Sylvan Technology Centers pursuant to a written agreement between the Company and the the Franchisee. All Options, whether vested or unvested, terminate on the tenth anniversary of the Grant Date specified in the Option Agreement relating to said options, subject to earlier termination in the event of the termination of a Franchisee's operation of the Sylvan Technology Center(s) described in the Franchisee's Option Agreement or the termination of the Optionholder's Sylvan Technology Center agency relationship with the Company by
the Company, for cause, or at the election of the Franchisee.    \

     The Stock Option Agreements pursuant to which the Options are or will be granted provide that full payment for each share of Common Stock purchased upon exercise of the Option shall be made no later than the time of exercise or, in the discretion of the Committee, at such later time as the certificate for the share is delivered, in (A) cash or certified check or (B) as long as the shares of Common Stock of the Company remain registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended, by delivery of a properly executed exercise notice, together with irrevocable instructions: (i) to a brokerage firm approved by the Company to deliver promptly to the Company the aggregate amount of sale or loan proceeds to pay the exercise price and any withholding tax obligations that may arise in connection with the exercise, and
(ii) to the Company to deliver the certificates for such purchased shares directly to such brokerage firm. In the event any income or employment taxes are required to be withheld with respect to an Option, payment of such taxes must be made to the Company.

     Shares issuable upon exercise of Options will be shares of authorized but unissued Common Stock. The Company will, during the term of the Plan, reserve and keep available a number of shares of Common Stock sufficient to satisfy the requirements of the Plan. Other than the exercise price described in the Stock Option Agreement, there will be no fees, commissions or other charges paid in connection with the exercise of Options.

     The Plan imposes no restrictions on the resale of Common Stock acquired upon the exercise of Options except that such shares of Common Stock may be resold only in compliance with the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws. The Committee may impose resale restrictions on all or a portion of the shares of Common Stock delivered upon exercise of any Option to ensure compliance with these laws. Under the Securities Act, affiliates of the Company generally may resell shares of Common Stock purchased pursuant to the Plan only
(i) in accordance with the provisions of Rule 144 of the Securities Act promulgated by the SEC or some other exemption from registration under the Securities Act, or (ii) pursuant to an applicable current and effective registration statement under the Securities Act.

     Tax Summary.  The following is a brief summary of the significant aspects
     -----------
of current federal income tax treatment of the Options that may be granted under the Plan. The grant of the Options does not result in tax consequences to the Franchisees to whom the Options were granted. Upon the exercise of an Option, the Franchisee will recognize ordinary income equal to the difference between the option price and the Fair Market Value of the Common Stock on the date of exercise. No amount other than the price paid under the Option shall be considered as received by the Company for the Common Stock so issued. When the Franchisee disposes of Common Stock acquired by the exercise of an Option, any amount received in excess of the Fair Market Value of the Common Stock on the date of exercise will be treated as a long- or short-term capital gain, depending upon how long the Franchisee holds the Common Stock prior to selling it. If the amount received is less than the Fair Market Value of the Common Stock on the date of exercise, the loss will be treated as a long- or short-term capital loss, depending upon the holding period of the Common Stock.

     Except as noted below, the exercise of an Option by the exchange of shares of Common Stock already owned by the Franchisee will not result in any taxable gain or loss on the unrealized appreciation of the shares so used. The Internal Revenue Service has ruled that, since the Options are non-qualified, if the Option exercised (i) a number of shares of the Common Stock received equal to the number of shares surrendered will have the same basis as the shares surrendered, and (ii) the remaining shares received will have a basis equal to their Fair Market Value on the date of exercise (the compensation income recognized upon exercise). For purposes of determining whether shares have been held for the long-term capital gain holding period, the holding period of shares received will generally include the holding period of the shares surrendered only if the shares received have the same basis, in whole or in part, in the Franchisee's hands as the shares surrendered.

     Section 401(a) of the Code is not applicable to the Plan.

                              PLAN OF DISTRIBUTION

     The Registration Statement of which this Prospectus forms a part relates to sales by the Company, from time to time, of up to an aggregate of 300,000 shares of Common Stock to the Franchisees upon their exercise of the Options. If all of the Options are exercised, the aggregate purchase price payable by the Franchisees will equal $6,478,470, assuming that other than the Options, no other options are granted under the Plan. The Franchisees are not obligated to exercise any of the Options; however, options not exercised prior to their expiration dates will terminate, and thereafter no shares of Common Stock will be issued by the Company to the Franchisees in respect thereof.

     The Common Stock the Franchisees acquire upon exercise of the Options should be able to be resold by the Franchisees without further registration under the Securities Act of 1933, as amended (the "Act") in reliance upon
Section 4(1) of the Act. However, resales of the Common Stock by Franchisees or their transferees who are or become affiliates of the Company will be subject to the limitations set forth in Rule 144 under the Act.

                                 LEGAL MATTERS

     The legality of the shares offered hereby has been passed upon for the Company by Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

     The consolidated financial statements and schedule of Sylvan Learning Systems, Inc. at December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, incorporated by reference in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein also incorporated herein by reference which, as to the years 1996 and 1995, is based in part on the reports of Deloitte & Touche LLP, independent auditors, and as to the year 1994, is based in part on the report of Canterelli & Vernoia, CPAs, independent auditors. Such consolidated financial statements have been incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

================================================================================

   No person has been authorized by the Company to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained in this Prospectus, and if given or made, such information or representations may not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall create an implication that there has been no change in the affairs of the Company since the date hereof.

                         _____________________________


                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
AVAILABLE INFORMATION...................................................    2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.........................    2
THE COMPANY.............................................................    3
USE OF PROCEEDS.........................................................    4
SELLING STOCKHOLDERS....................................................    4
PLAN OF DISTRIBUTION....................................................    4
LEGAL MATTERS...........................................................    5
EXPERTS.................................................................    5


                                300,000 SHARES

                                SYLVAN LEARNING
                                 SYSTEMS, INC.

                                 COMMON STOCK


                                  PROSPECTUS

                                                                January 12, 1998

================================================================================